Exhibit 99.1

Radware Announces Fourth Quarter and Full Year 2017 Earnings

Fourth Quarter 2017 Results and Financial Highlights
•	Revenues of $58 Million, up 13% from the fourth quarter of 2016
•	Non-GAAP EPS of $0.09; GAAP EPS of 0.05

Full Year 2017 Results and Financial Highlights
•	Revenues of $211 Million, up 8% from 2016
•	Non-GAAP EPS of $0.17; GAAP EPS of )$0.17)

TEL AVIV, ISRAEL, FEBRUARY 7, 2018 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter and year ended December 31, 2017.

“We ended 2017 on a very strong note, delivering record bookings and strong revenue growth. The quarter concluded a strong year for Radware, which was highlighted by robust performance in our security business, and high growth in cloud services and product subscriptions,” said Roy Zisapel, Radware President & CEO. “This success provides us with excellent visibility entering 2018, and we have confidence in our growth prospects for the year.”

Financial Highlights for the Fourth Quarter of 2017

Revenues for the fourth quarter of 2017 totaled $58.5 million, up 13% from revenues of $51.7 million for the fourth quarter of 2016:

•	Revenues in the Americas region were $28.7 million for the fourth quarter of 2017, up 27% from revenues of $22.7 million in the fourth quarter of 2016.

•	Revenues in the EMEA region were $15.1 million for the fourth quarter of 2017, up 1% from revenues of $14.9 million in the fourth quarter of 2016.

•	Revenues in the APAC region were $14.6 million for the fourth quarter of 2017, up 4% from revenues of $14.1 million in the fourth quarter of 2016.

Net income on a GAAP basis for the fourth quarter of 2017 was $2.1 million or $0.05 per diluted share, compared with net loss of ($2.1) million or ($0.05) per diluted share for the fourth quarter of 2016.

Non-GAAP net income for the fourth quarter of 2017 was $3.9 million or $0.09 per diluted share, compared with non- GAAP net income of $2.5 million or $0.06 per diluted share for the fourth quarter of 2016.

Financial Highlights for the Full Year of 2017

Revenues for the full year of 2017 totaled $211.4 million, up 8% from revenues of $196.6 million for the full year of 2016:

•	Revenues in the Americas region were $97.9 million for the full year of 2017, up 16% from revenues of $84.7 in the full year of 2016.

•	Revenues in the EMEA region were $56.6 million for the full year of 2017, up 5% from revenues of $53.7 in the full year of 2016.

•	Revenues in the APAC region were $56.9 million for the full year of 2017, down 2% from revenues of $58.1 in the full year of 2016.

Net loss on a GAAP basis for the full year of 2017 was ($7.5) million or ($0.17) per share, compared with net loss of ($8.7) million or ($0.20) per diluted share for the full year of 2016.

Non-GAAP net income for the full year of 2017 was $7.6 million or $0.17 per diluted share, compared with non-GAAP net income of $8.9 million or $0.20 per diluted share for the full year of 2016.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs, litigation costs and gains, and changes in federal tax rate. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of December 31, 2017, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $344.3 million. Cash generated from operations in the fourth quarter of 2017 totaled $8.0 million. Cash generated from operations in the full year of 2017 totaled $31.5 million.

Investor Meeting

The Company will host a meeting with analysts and institutional investors on February 20, 2018, in New York, where members of Radware’s executive team will provide an update on the Company’s business and outlook. To register for attendance, please email ir@radware.com. The presentation materials and a live webcast of the meeting will be available on the Company’s website. The webcast will remain available for replay during the next 12 months.

Conference Call

Radware management will host a call on Wednesday, February 7, 2018 at 8:30 am ET to discuss its fourth quarter and full year 2017 results and the company’s outlook for the first quarter of 2018.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID: 7879889

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and gains, exchange rate differences, net on balance sheet items included in finance income and changes in the federal rate. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, as amended, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2018 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	65,237	79,639
Available-for-sale marketable securities	42,573	20,452
Short-term bank deposits	93,151	125,995
Trade receivables, net	16,150	19,407
Other receivables and prepaid expenses	12,252	4,159
Inventories	18,772	17,114
	248,135	266,766

Long-term investments
Available-for-sale marketable securities	54,427	74,967
Long-term bank deposits	88,911	19,092
Severance pay funds	3,251	2,597
	146,589	96,656

Property and equipment, net	23,642	26,354
Intangible assets, net	10,415	2,399
Other long-term assets	8,133	8,092
Goodwill	32,174	30,069

Total assets	469,088	430,336

Liabilities and shareholders' equity

Current Liabilities
Trade payables	5,367	5,971
Deferred revenues	69,829	53,061
Other payables and accrued expenses	32,174	26,232
	107,370	85,264

Long-term liabilities
Deferred revenues	43,482	31,100
Other long-term liabilities	2,880	14,209
	46,362	45,309

Shareholders' equity
Share capital	673	663
Additional paid-in capital	349,250	325,338
Accumulated other comprehensive loss, net of tax	(443)	(20)
Treasury stock, at cost	(116,442)	(116,029)
Retained earnings	82,318	89,811
Total shareholders' equity	315,356	299,763

Total liabilities and shareholders' equity	469,088	430,336

Radware Ltd.
Condensed Consolidated Statements of Income (Loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	58,454	51,712	211,369	196,585
Cost of revenues	11,060	9,596	39,616	35,695
Gross profit	47,394	42,116	171,753	160,890

Operating expenses:
Research and development, net	15,072	12,235	59,003	51,732
Selling and marketing	29,166	28,144	108,744	103,774
General and administrative	4,265	4,226	17,577	18,133
Other income	(6,900)	-	(6,900)	-
Total operating expenses	41,603	44,605	178,424	173,639

Operating income (loss)	5,791	(2,489)	(6,671)	(12,749)
Financial income, net	935	863	4,830	5,741
Income (loss) before taxes on income	6,726	(1,626)	(1,841)	(7,008)
Taxes on income	(4,605)	(507)	(5,652)	(1,651)
Net income (loss)	2,121	(2,133)	(7,493)	(8,659)

Basic net earnings (loss) per share	0.05	(0.05)	(0.17)	(0.20)

Weighted average number of shares used to compute basic net earnings (loss) per share	43,859,400	43,313,644	43,475,844	43,868,221

Diluted net earnings (loss) per share	0.05	(0.05)	(0.17)	(0.20)

Weighted average number of shares used to compute diluted net earnings (loss) per share	45,728,792	43,313,644	43,475,844	43,868,221

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	47,394	42,116	171,753	160,890
Stock-based compensation	60	52	241	180
Amortization of intangible assets	86	254	1,137	1,014
Acquisition costs	550	-	550	-
Non-GAAP gross profit	48,090	42,422	173,681	162,084

GAAP research and development, net	15,072	12,235	59,003	51,732
Stock-based compensation	984	948	3,867	3,339
Acquisition costs	204	-	204	-
Non-GAAP Research and development, net	13,884	11,287	54,932	48,393

GAAP selling and marketing	29,166	28,144	108,744	103,774
Stock-based compensation	1,717	1,743	6,894	5,661
Amortization of intangible assets	24	26	94	105
Non-GAAP selling and marketing	27,425	26,375	101,756	98,008

GAAP general and administrative	4,265	4,226	17,577	18,133
Stock-based compensation	456	478	2,029	2,340
Acquisition costs	-	-	340	-
Litigation costs	76	784	2,052	4,270
Non-GAAP general and administrative	3,733	2,964	13,156	11,523

GAAP other income	(6,900)	-	(6,900)	-
Court verdict	(6,900)	-	(6,900)	-
Non-GAAP other income	-	-	-	-

GAAP total operating expenses	41,603	44,605	178,424	173,639
Stock-based compensation	3,157	3,169	12,790	11,340
Acquisition costs	204	-	544	-
Amortization of intangible assets	24	26	94	105
Litigation costs	76	784	2,052	4,270
Court verdict	(6,900)	-	(6,900)	-
Non-GAAP total operating expenses	45,042	40,626	169,844	157,924

GAAP operating income (loss)	5,791	(2,489)	(6,671)	(12,749)
Stock-based compensation	3,217	3,221	13,031	11,520
Acquisition costs	754	-	1,094	-
Amortization of intangible assets	110	280	1,231	1,119
Litigation costs	76	784	2,052	4,270
Court verdict	(6,900)	-	(6,900)	-
Non-GAAP operating income	3,048	1,796	3,837	4,160

GAAP finance income	935	863	4,830	5,741
Exchange rate differences, net on balance sheet items included in financial income	558	341	635	674
Non-GAAP finance income	1,493	1,204	5,465	6,415

GAAP income (loss) before taxes on income	6,726	(1,626)	(1,841)	(7,008)
Stock-based compensation	3,217	3,221	13,031	11,520
Acquisition costs	754	-	1,094	-
Amortization of intangible assets	110	280	1,231	1,119
Litigation costs	76	784	2,052	4,270
Court verdict	(6,900)	-	(6,900)	-
Exchange rate differences, net on balance sheet items included in financial income	558	341	635	674
Non-GAAP income before taxes on income	4,541	3,000	9,302	10,575

GAAP taxes on income	(4,605)	(507)	(5,652)	(1,651)
Change in the federal rate	3,249	-	3,249	-
Court verdict	724	-	724	-
Non-GAAP taxes on income	(632)	(507)	(1,679)	(1,651)

GAAP net income (loss)	2,121	(2,133)	(7,493)	(8,659)
Stock-based compensation	3,217	3,221	13,031	11,520
Acquisition costs	754	-	1,094	-
Amortization of intangible assets	110	280	1,231	1,119
Litigation costs	76	784	2,052	4,270
Exchange rate differences, net on balance sheet items included in financial income	558	341	635	674
Change in the federal rate	3,249	-	3,249	-
Court verdict	(6,176)	-	(6,176)	-
Non-GAAP net income	3,909	2,493	7,623	8,924

GAAP Net earnings (loss) per diluted share	0.05	(0.05)	(0.17)	(0.20)
Stock-based compensation	0.07	0.07	0.30	0.26
Acquisition costs	0.02	-	0.02	-
Amortization of intangible assets	-	0.01	0.03	0.03
Litigation costs	-	0.02	0.05	0.10
Exchange rate differences, net on balance sheet items included in financial income	0.01	0.01	0.01	0.01
Change in the federal rate	0.08	-	0.07	-
Court verdict	(0.14)	-	(0.14)	-
Non GAAP Net earnings per diluted share	0.09	0.06	0.17	0.20

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	45,728,792	43,721,973	44,756,732	44,125,436

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	2,121	(2,133)	(7,493)	(8,659)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,567	2,663	11,234	10,372
Stock based compensation	3,217	3,221	13,031	11,520
Loss (gain) from sale of available-for-sale marketable securities	(18)	6	(18)	(1,771)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	465	672	1,546	1,949
Accrued interest on bank deposits	(586)	1,633	226	1,179
Increase (decrease) in accrued severance pay, net	(430)	111	(210)	401
Decrease (increase) in trade receivables, net	(3,836)	1,939	3,390	7,003
Increase in other current assets, prepaid expenses and deferred income taxes, net	(8,258)	(1,542)	(7,879)	(1,804)
Increase in inventories	(48)	(302)	(1,658)	(792)
Increase (decrease) in trade payables	817	920	(734)	(3,284)
Increase in deferred revenues	11,119	11,143	28,781	12,964
Increase (decrease) in other payables and accrued expenses	826	4,344	(8,753)	8,855
Excess tax benefit from stock-based compensation	-	473	-	547
Net cash provided by operating activities	7,956	23,148	31,463	38,480

Cash flows from investing activities:

Purchase of property and equipment	(1,613)	(1,333)	(7,210)	(9,404)
Investment in other long-term assets, net	(18)	(53)	(6)	(53)
Proceeds from (investment in) bank deposits, net	-	29,586	(37,200)	31,295
Proceeds from (investment in) sale, redemption of and purchase of available-for-sale marketable securities ,net	(2,119)	(1,079)	(3,657)	6,521
Payment for acquisition of subsidiary, net of cash acquired	-	-	(8,269)	-
Net cash provided (used in) in investing activities	(3,750)	27,121	(56,342)	28,359

Cash flows from financing activities:

Proceeds from exercise of stock options	7,501	1,253	10,890	1,583
Excess tax benefit from stock-based compensation	-	(473)	-	(547)
Repurchase of shares	-	(10,268)	(413)	(21,980)
Net cash provided by (used in) financing activities	7,501	(9,488)	10,477	(20,944)

Increase (decrease) in cash and cash equivalents	11,707	40,781	(14,402)	45,895
Cash and cash equivalents at the beginning of the period	53,530	38,858	79,639	33,744
Cash and cash equivalents at the end of the period	65,237	79,639	65,237	79,639